SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 6)

                    Under the Securities Exchange Act of 1934

                             Seattle Filmworks, Inc.
                             ----------------------
                                (Name of Issuer)

                                  Common Stock
                     --------------------------------------
                         (Title of Class of Securities)

                                   812-572-105
                                   -----------
                                 (CUSIP Number)

                                 Robert A. Simms
                                 55 Railroad Ave
                              Greenwich, CT 06830
                                 (203) 861-8500
         ---------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                September 1, 1998
         ---------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]

                                  SCHEDULE 13D
CUSIP No. 812-572-105                                         Page 2 of __ Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Robert A. Simms                                    S.S. NO. ###-##-####
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [ ]
                                                     (b)   [x]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS*
    PF  WC
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [ ]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    United States
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        579,794
  NUMBER OF
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY             31,080
EACH REPORTING
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        579,794
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        31,080
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
         610,874
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                 [ ]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.6%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         IN  PN
--------------------------------------------------------------------------------

         The reason for this  filing of  Amendment  #6 to the  previously  filed
Schedule 13D is to report that the holdings of Robert A. Simms and an investment partnership for which he is the investment adviser, Stanwich Financial Partners, in Seattle Filmworks, Inc (the "Issuer") have decreased from 6.9% to 3.6% of the Issuer's outstanding common stock as of September 10, 1998.

Item 1. No Change

Item 2. The registered investment adviser is Simms Capital Management, Inc. Mr. Simms also serves as an investment adviser to Stanwich Financial Partners.

Item 3. No Change

Item 4. The sale of the shares of the common stock was made in the ordinary course of business for investment purposes. Mr. Simms reserves the right to purchase additional shares of the common stock of the Issuer or to dispose of such shares in the open market or in privately negotiated transactions or in any other lawful manner in the future.

Item 5. As of September 10, 1998 Mr. Simms beneficially owns 579,794 shares or approximately 3.6% of the common stock of the Issuer. All of these shares were acquired personally. The percentage is based on the Issuer's shares of common stock, which Mr. Simms believed to be outstanding (16,769,000) based on information available on Bloomberg financial services.

        Mr. Simms has the sole power to vote, direct the vote, dispose and direct the disposition of such shares of the Issuer.

        Transactions effected by Mr. Simms within 60 days prior to September 10, 1998 are as follows:

                      Date Sold         Number of Shares    Price/Share
                      ---------         ----------------    -----------
                      8/7/98               20,000           $5.375
                      8/7/98               25,000            5.125
                      8/7/98               20,000            5.125
                      9/1/98              385,000            3.75
                      9/1/98              100,000            3.75


              The shares sold on August 7, 1998 were sold in the over the counter market, and the shares sold on September 1, 1998 and September 9, 1998 were sold back to the Issuer.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September 11, 1998                                 /s/ Robert A. Simms
                                                   -------------------
                                                   Robert A. Simms